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John S. Marten Shareholder +1 312 609 7753 jmarten@vedderprice.com

March 28, 2024

VIA EDGAR Alison White Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Asset Management Fund (the “Registrant”) (File No. 811-03541) Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. White:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) received via telephone on March 15, 2024 with regard to the above-noted Proxy Statement filed with the SEC on March 13, 2024.

The Staff’s comments are restated below followed by the Registrant’s responses.

1.	Comment: In the first paragraph on page 6, please identify the role of Foreside Management Services, LLC with respect to the Large Cap Equity Fund (the “Fund”).

Response: The disclosure has been revised to clarify that Foreside Management Services, LLC is the Fund’s business manager and administrator.

2.	Comment: In the second paragraph on page 6, please clarify what the Fund’s performance being in a certain quartile means.

Response: The disclosure has been revised to indicate that 1st quartile performance represents the best performers and 4th quartile performance represents the worst performers.

3.	Comment: In the second paragraph on page 6, please briefly describe the enhancements that will be made to S2’s compliance program in light of S2 transitioning to become the investment adviser of the Fund.

Response: The disclosure has been revised to describe enhancements that would support S2 becoming the Fund's valuation designee and the Fund's liquidity risk management program administrator.

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Alison White

March 28, 2024

4.	Comment: In the second paragraph under QUORUM and ADJOURNMENT on page 9, the Staff notes that because the proposal is not a “routine” proposal pursuant to NYSE Rule 452, brokers will not be able to vote on the proposal without instructions. Therefore, the Staff notes that there should not be any “broker non-votes” in connection with the meeting. Please update the disclosure to remove the current disclosures regarding broker non-votes and include disclosure that brokers will not have discretionary voting authority on the proposal and the expected impact that will have on voting and quorum, including that obtaining quorum or achieving the required vote to approve the proposal may be more difficult.

Response: The disclosure has been revised as noted by the Staff.

If you have any questions regarding the foregoing, please do not hesitate to call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten

John S. Marten

Shareholder

JSM/mme